Form 51-102F3
Material Change Report

Item 1    Name and Address of Company

Concordia International Corp. (formerly Concordia Healthcare Corp.)
277 Lakeshore Rd. East
Suite 302
Oakville, ON
L6J 1H9

Item 2    Date of Material Change

May 2, 2018.

Item 3    News Release

A news release in respect of a Recapitalization Transaction (as defined below) was disseminated over CNW on May 2, 2018.

Item 4    Summary of Material Change

On May 2, 2018, Concordia International Corp. (“Concordia” or the “Company”) announced that it had executed a support agreement and obtained an interim order from the Ontario Superior Court of Justice (the “Court”) in connection with its Recapitalization Transaction. In addition, Concordia announced certain leadership changes.

Item 5    Full Description of Material Change

5.1	Full Description of Material Change

On May 2, 2018, Concordia announced the execution of a support agreement with debtholders holding in aggregate approximately 72 per cent of its affected secured debt and approximately 64 per cent of its affected unsecured debt in connection with a recapitalization transaction that would raise US$586.5 million and reduce the Company’s outstanding debt by approximately US$2.4 billion (the “Recapitalization Transaction”). The Recapitalization Transaction would result in, among other things, affected secured debtholders receiving, in exchange for their secured claims, cash and new secured debt in an aggregate amount equal to approximately 93.4% of the principal amount of their existing secured claims (taking into account 5% early consent cash consideration); affected unsecured debtholders receiving, in the aggregate, approximately 12% of the common shares of recapitalized Concordia in exchange for their unsecured claims (taking into account common shares to be issued as early consent consideration); and existing shareholders retaining 0.35% of the common shares of recapitalized Concordia.

In addition, all other equity interests in Concordia, including all options, warrants, rights or similar instruments, will be cancelled on implementation of the Recapitalization Transaction pursuant to the Canada Business Corporations Act (“CBCA”) plan of arrangement (the

“Plan”), and all equity claims, other than existing equity class action claims against Concordia (the “Existing Equity Class Action Claims”), will be released pursuant to the Plan, provided that any recovery in respect of any Existing Equity Class Action Claims will be limited to recovery as against any applicable insurance policies maintained by the Company.

In connection with the Recapitalization Transaction, the Court issued an interim order on May 2, 2018, authorizing the holding of meetings of affected debtholders and shareholders to vote on the Plan pursuant to which the Recapitalization Transaction is to be implemented. Concordia has set a record date of May 9, 2018 for purposes of voting on and making certain elections under the Plan, and an early consent deadline of June 6, 2018.

Concordia also announced the disclosure of certain materials required to be publicly disclosed under the terms of certain confidentiality agreements entered into in connection with its recapitalization transaction efforts.

In addition, Concordia announced leadership changes including Graeme Duncan’s appointment as interim Chief Executive Officer of the Company. Mr. Duncan has succeeded Concordia’s previous Chief Executive Officer, Allan Oberman. Concordia also announced the departure of Sarwar Islam, the Company’s previous Chief Corporate Development Officer, and the appointment of Guy Clark to replace Mr. Islam.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7    Omitted Information

Not Applicable.

Item 8    Executive Officer

David Price,
Chief Financial Officer.

905-842-5150

Item 9    Date of Report

May 7, 2018.

Notice regarding forward-looking statements and information:
This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: the terms of the Recapitalization Transaction including, but not limited to, with respect to raising new equity capital, the exchange of secured debt for cash and new secured debt, the exchange of unsecured debt for new common shares, the aggregate consideration payable to secured debtholders and unsecured debtholders, and the percentage of the common shares outstanding to be retained by existing shareholders; the cancellation of all other equity interests in Concordia; the release of all equity claims other than the Existing Equity Class Action Claims (and recovery in respect of the Existing Equity Class Action Claims being limited to recovery as against applicable insurance policies); the scheduling of the meetings of secured debtholders, unsecured debtholders and shareholders; the eligibility of secured debtholders and unsecured debtholders to receive the early consent consideration; reducing the Company's existing debt and interest expense (including the amounts thereof); and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the Company’s inability to complete the Recapitalization Transaction on the terms described in this material change report, the Company’s inability to operate its business and satisfy its obligations in the ordinary course as it implements the Recapitalization Transaction, risks relating to the dilution of existing Shareholders as a result of Recapitalization Transaction, risks relating to the cancellation of all equity interests other than the common shares, the inability of the Company to secure the release of all equity claims other than the existing equity class action claims, the inability of the Company secure that recovery in respect of the existing equity class action claims will be limited to recovery as against any applicable insurance policies, risks related to the matters to be considered and voted on at the meetings of secured debtholders, unsecured debtholders and shareholders, risks related to the Recapitalization Transaction not representing the best available alternative to realign the Company’s capital structure, the inability of the Company to obtain the necessary approvals and satisfy conditions to complete the Recapitalization Transaction, the inability to realize financial forecasts or projections, the inability to realize projections for revenue (including expected revenue by geography or product), the inability to achieve revenues and gross margins for certain products and other initiatives, increased competition on the Company’s products resulting in an impact on potential revenues and margins, EBITDA, adjusted EBITDA, gross profit, adjusted gross profit, margins, and cash flow, risks associated with the assumptions used to develop financial forecasts, Concordia’s top molecules not producing expected levels of revenue, risks associated with Concordia’s commercial and regulatory capabilities, risks associated with Concordia’s commercial portfolio, risks associated with Concordia’s pipeline of products, the number of molecules in the pipeline, the timeline for the development and launch of pipeline products, development costs, the possible revenues for pipeline products and the markets for those products, the inability to achieve the forecasted revenues for pipeline products and the inability to launch pipeline products in the markets for those products, the inability to source products or enter into partnerships, the inability to maintain Concordia’s efficient and variable cost structure, the inability to achieve projected gross margins, the inability to implement the Company’s strategies for its segments, the Company’s products not producing anticipated revenues, the inability to maintain

Concordia’s asset-light business model and strategy for manufacturing and sales/distribution, the inability to realize potential additional revenue from new orphan drug indications, the inability to acquire, license or develop off-patent prescription medicines, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company’s inability to become a leading European specialty “off-patent” medicines player, the inability to implement the Company’s go-forward strategy or to implement such strategy within the expected timeline, the Company’s inability to drive growth in the United Kingdom, the Company’s inability to expand into certain markets, the Company’s inability to level-set its United States business, the Company’s inability to increase its pipeline of products, the Company’s inability to vary its approach to non-core markets, the Company’s inability to extend its lean operating model and build on its existing talent, potential liabilities related to the termination of the Company’s foreign-exchange hedges, the Company’s inability to realign its capital structure, the Company’s inability to reduce debt (which could result in the Company having to file for bankruptcy or insolvency proceedings), the CBCA process not affording the protection sought by Concordia, third parties not complying with a CBCA order and taking steps against Concordia and its subsidiaries, the inability of the Company to obtain the required level of approval from secured debtholders, unsecured debtholders and shareholders for the Recapitalization Transaction, the CBCA process not adequately addressing the Company’s realignment of its capital structure and not benefiting all stakeholders, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn-out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with expanding into new markets, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations including the investigations by the United Kingdom’s Competition and Markets Authority, risks associated with the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to and the potential significant damages and costs that are associated therewith, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks associated with regulatory and/or government intervention on the prices of the Company’s products, risks relating to supply, distribution and in-licensing arrangements, possible failure to realize the anticipated benefits of acquisitions, in-licensing arrangements and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, risks associated with acquisitions (including the failure to uncover or appreciate material liabilities associated therewith), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the inability to in-license products, the inability to procure active pharmaceutical ingredients and maintain supply of the Company’s products to meet market demands, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, in-licensing opportunities, risks associated with the acquisition, in-licensing and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the impact of increased competition on the volume and price of the Company’s products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company’s products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company’s products, higher than expected erosion of the volume of sales of Concordia’s products, the impact of non-FDA approved products on the sales of Concordia’s products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise. All subsequent oral or written forward-looking statements and information attributable to Concordia or any of its directors, officers or employees, or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.